EXHIBIT 12.1
Oncothyreon Inc. and Consolidated Subsidiaries
Computation of Deficiency in the Coverage of Fixed Charges by Earnings Before Fixed Charges

	Year Ended December 31,					For the three months ended
	2007	2006	2005	2004	2003	March 31, 2008
		(Dollars In thousands)
Earnings before fixed charges:
Loss from continuing operations before income taxes, minority interest and income/(loss) from equity investees	$(20,340)	$(36,856)	$(11,127)	$(9,516)	$(12,814)	$(5,114)
Add fixed charges	29	37	26	23	227	10
Add amortization of capitalized interest	—	—	—	—	—	—
Add distributed income of equity investees	—	—	—	—	—	—
Subtract capitalized interest	—	—	—	—	—	—

Loss before fixed charges	$(20,311)	$(36,819)	$(11,101)	$(9,493)	$(12,857)	$(5,104)

Fixed charges:
Interest expense	$6	$4	$2	$4	$56	$2
Amortization of debt expense	—	—	—	—	151	—
Estimate of interest expense within rental expense	23	33	24	19	20	8
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—

Total fixed charges	$29	$37	$26	$23	$227	$10

Deficiency of earnings available to cover fixed charges	$(20,340)	$(36,856)	$(11,127)	$(9,516)	$(12,814)	$(5,114)